UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13D-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

(Amendment No. 2)*
Northstar Neuroscience, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

66704V101
(CUSIP Number)

Peter Kolchinsky
RA Capital Management, LLC
800 Boylston Street, Suite 1500
Boston, MA 02199

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.           66704V101

1.		Names of Reporting Persons.
RA Capital Management, LLC

2.		Check the Appropriate Box if a Member of a Group
			(a) ☐ (b) ☐
3.		SEC Use Only
4.	Source of Funds	WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	0
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.		Percent of Class Represented by Amount in Row (11)	0%
14.		Type of Reporting Person (See Instructions)	IA

CUSIP No.           66704V101

1.		Names of Reporting Persons.
Peter Kolchinsky

2.		Check the Appropriate Box if a Member of a Group
			(a) ☐ (b) ☐
3.		SEC Use Only
4.	Source of Funds	OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	0
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.		Percent of Class Represented by Amount in Row (11)	0%
14.		Type of Reporting Person (See Instructions)	IN

CUSIP No.           66704V101

1.		Names of Reporting Persons.
RA Capital Healthcare Fund, L.P.

2.		Check the Appropriate Box if a Member of a Group
			(a) ☐ (b) ☐
3.		SEC Use Only
4.	Source of Funds	WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	0
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.		Percent of Class Represented by Amount in Row (11)	0%
14.		Type of Reporting Person (See Instructions)	PN

CUSIP No.           66704V101

1.		Names of Reporting Persons.
RA Capital Healthcare Fund II, L.P.

2.		Check the Appropriate Box if a Member of a Group
			(a) ☐ (b) ☐
3.		SEC Use Only
4.	Source of Funds	WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	0
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.		Percent of Class Represented by Amount in Row (11)	0%
14.		Type of Reporting Person (See Instructions)	PN

Explanatory Note.

This Amendment No. 2 relates to and amends the Schedule 13D initially filed jointly by Richard H. Aldrich, Peter Kolchinsky, RA Capital Management, LLC, RA Capital Healthcare Fund, L.P. (f/k/a RA Capital Biotech Fund, L.P.) and RA Capital Healthcare Fund II, L.P. (f/k/a RA Capital Biotech Fund, L.P.) with the Securities and Exchange Commission on July 14, 2008, as amended by Schedule 13D/A filed by Richard H. Aldrich, Peter Kolchinsky, RA Capital Management, LLC, RA Capital Healthcare Fund, L.P.  and RA Capital Healthcare Fund II, L.P. (collectively, other than Richard H. Aldrich, the “Reporting Persons”) on December 15, 2008 (the “Schedule 13D Statement”), with respect to the Common Stock, $0.001 par value (the “Common Stock”), of Northstar Neuroscience, Inc., a Washington corporation (the “Issuer”).  Mr. Kolchinsky is the manager of RA Capital Management, LLC, which is the sole general partner of each of RA Capital Healthcare Fund, L.P. and RA Capital Healthcare Fund II, L.P.  Mr. Aldrich ceased being a manager of RA Capital Management, LLC on December 12, 2008.  All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Schedule 13 D Statement.

During February 2009, March 2009 and April 2009, the Reporting Persons sold 2,539,139 shares of the Issuer’s common stock.

Item 5 of the Schedule 13D Statement is hereby amended to the extent hereinafter expressly set forth.

Item 5.    Interest in Securities of the Issuer

(a)	Amount beneficially owned and percentage of class:

	RA Capital Management, LLC	0 shares of Common Stock, representing 0% of the class
	Peter Kolchinsky	0 shares of Common Stock, representing 0% of the class
	RA Capital Healthcare Fund, L.P.	0 shares of Common Stock, representing 0% of the class
	RA Capital Healthcare Fund II, L.P.	0 shares of Common Stock, representing 0% of the class

(b)	Voting and disposition powers:

Sole power to vote or direct the vote:

	RA Capital Management, LLC	0 shares of Common Stock, representing 0% of the class
	Peter Kolchinsky	0 shares of Common Stock, representing 0% of the class
	RA Capital Healthcare Fund, L.P.	0 shares of Common Stock, representing 0% of the class
	RA Capital Healthcare Fund II, L.P.	0 shares of Common Stock, representing 0% of the class

Shared power to vote or direct the vote:

	RA Capital Management, LLC	0 shares of Common Stock, representing 0% of the class
	Peter Kolchinsky	0 shares of Common Stock, representing 0% of the class
	RA Capital Healthcare Fund, L.P.	0 shares of Common Stock, representing 0% of the class
	RA Capital Healthcare Fund II, L.P.	0 shares of Common Stock, representing 0% of the class

Sole power to dispose or direct the disposition:

	RA Capital Management, LLC	0 shares of Common Stock, representing 0% of the class
	Peter Kolchinsky	0 shares of Common Stock, representing 0% of the class
	RA Capital Healthcare Fund, L.P.	0 shares of Common Stock, representing 0% of the class
	RA Capital Healthcare Fund II, L.P.	0 shares of Common Stock, representing 0% of the class

Shared power to dispose or direct the disposition:

	RA Capital Management, LLC	0 shares of Common Stock, representing 0% of the class
	Peter Kolchinsky	0 shares of Common Stock, representing 0% of the class
	RA Capital Healthcare Fund, L.P.	0 shares of Common Stock, representing 0% of the class
	RA Capital Healthcare Fund II, L.P.	0 shares of Common Stock, representing 0% of the class

(c)  The Reporting Persons have engaged in the following transactions in the Issuer’s Common Stock during the last 60 days:

Entity	Transaction	Trade Date	Shares	Price/Share
RA Capital Healthcare Fund, L.P.	Open market sale	February 2, 2009	79,158	$1.90
RA Capital Healthcare Fund II, L.P.	Open market sale	February 2, 2009	1,042	$1.90
RA Capital Healthcare Fund, L.P.	Open market sale	February 4, 2009	29,610	$1.90
RA Capital Healthcare Fund II, L.P.	Open market sale	February 4, 2009	390	$1.90
RA Capital Healthcare Fund II, L.P.	Open market sale	March 12, 2009	29,860	$1.92
RA Capital Healthcare Fund, L.P.	Open market sale	March 27, 2009	1,400	$1.92
RA Capital Healthcare Fund, L.P.	Open market sale	March 30, 2009	7,300	$1.92
RA Capital Healthcare Fund, L.P.	Open market sale	March 31, 2009	520,150	$1.92
RA Capital Healthcare Fund, L.P.	Open market sale	April 1, 2009	235,100	$1.92
RA Capital Healthcare Fund, L.P.	Open market sale	April 2, 2009	19,066	$1.92
RA Capital Healthcare Fund, L.P.	Open market sale	April 3, 2009	4,985	$1.92
RA Capital Healthcare Fund, L.P.	Open market sale	April 7, 2009	7,600	$1.92
RA Capital Healthcare Fund, L.P.	Open market sale	April 8, 2009	50,000	$1.92
RA Capital Healthcare Fund, L.P.	Open market sale	April 9, 2009	38,050	$1.93
RA Capital Healthcare Fund, L.P.	Open market sale	April 9, 2009	500,000	$1.92
RA Capital Healthcare Fund, L.P.	Open market sale	April 13, 2009	8,654	$1.92
RA Capital Healthcare Fund, L.P.	Open market sale	April 14, 2009	716,400	$1.92
RA Capital Healthcare Fund, L.P.	Open market sale	April 14, 2009	290,374	$1.92

(d)   N/A

(e)    Each of the Reporting Persons ceased to be a beneficial owner of more than five percent of the Issuer’s Common Stock on April 9, 2009.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: April 17, 2009

RA CAPITAL HEALTHCARE FUND, L.P.

By:	RA Capital Management, LLC
General Partner

By:	/s/ Peter Kolchinsky

Name: Peter Kolchinsky
Title: Manager

RA CAPITAL HEALTHCARE FUND II, L.P.

By:	RA Capital Management, LLC
General Partner

By:	/s/ Peter Kolchinsky

Name: Peter Kolchinsky
Title: Manager

RA CAPITAL MANAGEMENT, LLC

By:	/s/ Peter Kolchinsky

Name: Peter Kolchinsky
Title: Manager

PETER KOLCHINSKY

/s/ Peter Kolchinsky